As filed with the Securities and Exchange Commission on May 20, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Franklin Lexington Private Markets Fund

(Name of Filing Person(s) (Issuer))

Class S Shares of Beneficial Interest

(Title of Class of Securities)

353767106

(CUSIP Number of Class of Securities)

Class D Shares of Beneficial Interest

(Title of Class of Securities)

353767205

(CUSIP Number of Class of Securities)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

353767304

(CUSIP Number of Class of Securities)

Class M Shares of Beneficial Interest

(Title of Class of Securities)

353767403

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rajib Chanda, Esq.

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Debra Sutter, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2026, by Franklin Lexington Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase the Fund’s shares of beneficial interest (the “Shares”) in an aggregate amount up to approximately 5.0% of the net assets of the Fund as of December 31, 2025 (or $91,332,625) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As described in the Offer to Purchase, the Fund reserved the right to purchase outstanding Shares representing up to 2.0% of the Fund’s aggregate net asset value without amending or extending the Offer. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on February 13, 2026.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on March 16, 2026.

2.

274,731 Class S Shares, 0 Class D Shares, 214,295 Class I Shares and 702,953 Class M Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class S, Class D, Class I and Class M Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid for 100% of the Class S, Class D, Class I and Class M Shares tendered in accordance with the terms of the Offer.

3.

The net asset value per Class S, Class D, Class I and Class M Shares tendered pursuant to the Offer was calculated as of March 31, 2026 in the amount of $31.30, $31.57, $31.64 and $31.47, respectively.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12.	EXHIBITS

EXHIBIT NO.	DESCRIPTION

107	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Trustee, President and Chief Executive Officer

Dated: May 20, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*

(a)(1)(ii)	Offer to Purchase, dated February 13, 2026*

(a)(1)(iii)	Form of Letter of Transmittal and Repurchase Request Form*

(a)(1)(iv)	Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares*

(a)(1)(v)	Form of Notice of Withdrawal of Tender*

107	Calculation of Filing Fee Tables

*	Previously filed with Schedule TO-I on February 13, 2026.